SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Name of Issuer)

Ordinary Shares, NIS .01 nominal value

(Title of Class of Securities)

M22465 10 4

(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 pages

CUSIP No. M22465 10 4	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Marius Nacht I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,851,795* ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,851,795* ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,851,795* ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Check Point Software Technologies Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5 Ha’solelim Street Tel Aviv, Israel

Item 2(a).	Name of Person Filing:

Marius Nacht (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office:

5 Ha’solelim Street Tel Aviv, Israel

Item 2(c).	Citizenship:

Israel

Item 2(d).	Title of Class of Securities:

Ordinary shares, NIS .01 nominal value

Item 2(e).	CUSIP Number:

M22465 10 4

Item 3.	Not applicable

Item 4.	Ownership:

Set forth below is information with respect to the Reporting Person’s ownership of ordinary shares as of December 31, 2007:

(a)	Amount Beneficially Owned:

20,851,795* ordinary shares

The number of ordinary shares set forth above includes 2,349,999 ordinary shares that the Reporting Person has the right to acquire pursuant to stock options that are exercisable within 60 days after December 31, 2007. The exercise price of some of these options is greater than the current market price of the Issuer’s ordinary shares on the NASDAQ Global Select Market. As of December 31, 2007, the Issuer had 218,550,480 ordinary shares outstanding.

(b)	Percent of Class:

9.4%

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

20,851,795* ordinary shares

(ii)	Shared power to vote or to direct the vote:

-0-

(iii)	Sole power to dispose or to direct the disposition of

20,851,795* ordinary shares

(iv)	Shared power to dispose or to direct the disposition of

-0-

*In addition to the 20,851,795 ordinary shares for which Mr. Nacht claims beneficial ownership, Mr. Nacht is also the beneficiary of the following:

—	a trust that as of May 2005, the date on which the trust was established by Mr. Nacht, held 1,000,000 ordinary shares. The deposit of the original 1,000,000 ordinary shares placed into the trust was irrevocable and expired in May 2007. In July 2006, Mr. Nacht added 1,000,000 shares to the trust. This addition to the trust is irrevocable and is scheduled to expire in July 2008; and

—	a trust that, as of November 2006, the date on which the trust was established by Mr. Nacht, held 3,000,000 ordinary shares. The trust is irrevocable and is scheduled to expire in November 2008.

Mr. Nacht does not control the trusts and has limited access to information concerning activities and holdings of the trusts.
Mr. Nacht disclaims beneficial ownership of the ordinary shares held in the trusts.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reportedon By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2008 /s/ Marius Nacht —————————————— Marius Nacht